Skadden, Arps, Slate, Meagher & Flom (UK) llp
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January 16, 2025	BEIJING BRUSSELS FRANKFURT HONG KONG MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Via EDGAR and E-mail

Howard Efron

Isaac Esquivel

Pearlyne Paulemon

Dorine Yale

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Mail Stop 4546

RE:	Alussa Energy Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted October 21, 2024 CIK No. 0002041493

Ladies and Gentlemen:

This letter is submitted on behalf of Alussa Energy Acquisition Corp. II (the “Company” or “Alussa”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 17, 2024 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on October 21, 2024 (the “Draft Registration Statement”). Concurrently with the filing of this letter, the Company has confidentially submitted Amendment No. 1 to the Draft Registration Statement (the “Amendment”).

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment. The changes reflected in the Amendment include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

January 16, 2025

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure regarding Class B founder shares issued to the sponsor. Please revise to clearly state the amount the sponsor paid for the Class B shares, and to include cross-references, highlighted by prominent type or in another manner, to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Amendment to address the Staff’s comment.

2.	We note potential conflicts of interest disclosure on the cover page. Please revise to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. Please also revise your cross-references to include cross-references to all related disclosures in the prospectus, and revise all cross-references to be highlighted by prominent type or in another manner. See Item 1602(a)(5) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 42 of the Amendment to address the Staff’s comment.

3.	We note the indirect purchase of founder shares by the non-managing sponsor investors. Please revise to clarify whether the indirect purchase of private placement warrants by non-managing sponsor investors is conditioned upon their purchase of units in the offering, or vice versa. Also, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as the Company is currently still in the process of considering terms of the private placement offering to the non-managing sponsor investors, and such terms will be disclosed in a subsequent filing, including whether the indirect purchase of private placement warrants by non-managing sponsor investors is conditioned upon their purchase of units in the offering, and the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors.

Prospectus Summary, page 1

4.	Please balance your presentation in this section by expanding your disclosure to discuss how significant competition among other SPACs pursuing business combination transactions will impact your ability to identify and evaluate a target company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 6 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2025

Initial Business Combination, page 8

5.	We note your disclosure that you will obtain an opinion from an independent firm in the event that the board is not able to independently determine the market value of the target business. However, you also state elsewhere, such as on page 10, that you are not required to obtain an opinion other than in the context where the target business is an affiliated entity. Please revise your disclosures throughout for consistency, and also clarify as appropriate, if true, that a target business affiliated with a non-managing sponsor investor would not be considered an affiliated entity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as stated on pages 10, 116, 120 and 148 of the Amendment, the Company is not required to obtain an opinion from an independent firm other than in the context where the target business is an affiliated entity. The only other situation when the Company may (but is not required to) seek such opinion is disclosed on pages 9, 29 and 115 of the Amendment, which provides that if its board of directors is not able to independently determine the fair market value of the target business, it will obtain such opinion prior to consummating the business combination. The Company also advises the Staff that it has revised its disclosure on pages 10, 116, 120 and 148 of the Amendment to clarify that a target business affiliated with a non-managing sponsor investor would not be considered an affiliated entity.

Sponsor Information, page 11

6.	Please revise here, on page 108, and in the Executive Compensation section, to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please also disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters have or could indirectly transfer ownership of securities of the SPAC, including by transferring membership interests in the sponsor. Please see Item 402(r)(3) and Item 1603(a)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the arrangements pursuant to which the Company’s directors (including the independent directors) and officers will acquire an indirect interest in the founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own, have not been finalized. The Company has, however, revised its disclosure on page 12 and page 111 of the Amendment to reflect that the directors and officers will receive an indirect interest in the founder shares through membership interests in the sponsor. Updated disclosure will be provided in a subsequent filing.

In addition, the Company has revised its disclosure on page 13 and page 112 of the Amendment to clarify that other than as discussed in the revised disclosure, there are currently no circumstances or arrangements contemplated under which the sponsor, its members or affiliates, or the Company’s directors or officers could indirectly transfer ownership of securities owned by the sponsor through transfers of sponsor membership interests; however, such transfers are not prohibited to the extent such transfers fall within the exceptions set forth in the table on page 14 and page 113 of the Amendment.

U.S. Securities and Exchange Commission

January 16, 2025

7.	We note disclosure beginning on page 37 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 11 and 108 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder’s, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 12 and page 111 of the Amendment to address the Staff’s comment.

8.	Please revise your table on page 12 and on page 109 to identify the natural persons and entities subject to the agreement and to disclose the lock-up agreement with the underwriter. Please see Item 1603(a)(9) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 14 and page 113 of the Amendment to address the Staff’s comment.

9.	We note your disclosure on page 11 that other than Daniel Barcelo and W. Richard Anderson and the non-managing sponsor investors, no other person has a direct or indirect material interest in your sponsor. Please revise to clarify whether any of the non-managing sponsor investors will have a direct or indirect material interest in your sponsor, and to the extent applicable, disclose any such persons as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as the Company is currently still in the process of considering terms of the private placement offering to the non-managing sponsor investors. Such terms and the non-managing sponsor investors’ proposed indirect ownership of interests in the Company will be disclosed in a subsequent filing.

Anticipated expenses and funding sources, page 27

10.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note disclosure that you are targeting a business with an enterprise value that is substantially larger than the amount of this offering, that you may seek additional financings in connection with meeting working capital needs for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. We note disclosure referencing possible equity, equity-linked securities, loans, advances, debt or convertible debt offerings, forward purchase agreements and backstop arrangements. See Item 1602(b)(5) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment it has added disclosure in the Summary section on page 11 of the Amendment.

11.	We note your disclosure here stating that unless and until you complete your initial business combination, no proceeds held in the trust account will be available for your use, except the withdrawal of interest to pay your taxes and/or to redeem your public shares in connection with an amendment to your amended and restated memorandum and articles of association or our liquidation. You also have disclosures elsewhere indicating that interest earned on the funds in the trust account available for redemptions will be net only of taxes and a specified amount for dissolution expenses. However, you also indicate here that you may pay your ongoing expenses from such interest withdrawn from the trust account. Please revise to reconcile your disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 29 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2025

Conflicts of Interest, page 38

12.	Please revise your discussion here to discuss the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 40 of the Amendment to address the Staff’s comment.

Summary of Risk Factors, page 41

13.	Please revise your second risk factor to highlight the fact that no public shares may be needed to approve an initial business combination if only the holders of a quorum vote their ordinary shares, as you state elsewhere. Also add a summary risk factor to explain the different interests that your non-managing sponsor investors may have as compared to your other public shareholders, and that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, and decide to vote such shares in favor of the initial business combination, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 78 of your prospectus. Also revise the header of your second risk factor on page 44 to highlight that no public shares may be needed for the approval.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the header of the second risk factor on page 46 of the Amendment to highlight that no public shares may be needed for the approval of the initial business combination. However, as the Company is currently still in the process of considering terms of the private placement offering to non-managing sponsor investors, it has not yet made other revisions to this risk factor to address the other points in the Staff’s comment and will update its disclosure accordingly in a subsequent filing.

Risk Factors, page 44

14.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 90 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2025

15.	We note the disclosure here and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment it has updated the risk factor disclosure on page 75 of the Amendment.

We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 67

16.	Please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

Response:

The Company respectfully advises the Staff that its sponsor is a limited liability company incorporated in the State of Delaware and is not controlled by, and does not have substantial ties with, a non-U.S. person, and that the Company has revised its disclosure on page 69 of the Amendment to reflect this.

Use of Proceeds, page 90

17.	We note your disclosure on page 92 that you will reimburse an affiliate of your sponsor in an amount equal to $15,000 per month for office space and other services, and that you will continue paying such fees until you complete your initial business combination or your liquidation. We also note your disclosure in footnote 5 that your estimate of costs for these services only contemplate payment for 12 months. Please revise to explain the basis for this assumption when your completion window is 24 months.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 12, 13, 38, 94, 95, 104, 111, 112, 142, 154 and 156 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2025

Dilution, page 94

18.	We note your narrative lead-in disclosure that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing you may seek to facilitate an initial business combination, and that no ordinary shares are issued as consideration. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is between $1.0 billion and $1.5 billion, as you state elsewhere in your prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 97 of the Amendment to address the Staff’s comment.

Initial Business Combination, page 111

19.	Please revise to provide the basis for your statements here and elsewhere as appropriate that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 39, 40, 76, 77, 116 and 146 of the Amendment to address the Staff’s comment.

General

20.	We note that your address is a P.O. Box. Please revise to disclose the address of your principal executive offices, as required by the Form S-1.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is in the process of finalizing lease arrangements for its executive office space and will disclose the address of its principal executive office space in a subsequent filing.

* * *

Please contact me at +44 20 7519 7072 or via email at Maria.Protopapa@skadden.com should you require further information.

Very truly yours,

/s/ Maria Protopapa
Maria Protopapa

cc:	Jesse Peltan, Chief Executive Officer, Alussa Energy Acquisition Corp. II Danny Tricot, Skadden, Arps, Slate, Meagher & Flom (UK) LLP